Exhibit 99.1

For Immediate Release: May 11, 2006

For More Information, Contact:
Hannah M. McCarthy, President and CEO, Pennichuck Corporation
William D. Patterson, Senior Vice President and Chief Financial Officer
Phone: 603-882-5191
Fax: 603-882-4125

Pennichuck Corporation Announces First Quarter 2006
Operating Results

MERRIMACK, NH (May 11, 2006) - Hannah M. McCarthy, President and Chief Executive Officer of Pennichuck Corporation, announced today that for the first three months of 2006 the Company incurred a net loss of $707,000, or $.17 per share compared to a net loss of $460,000, or $.14 per share for the same quarter in 2005. Ms. McCarthy indicated that, among other things, the results of operations for the three months ended March 31, 2006 were adversely impacted by approximately $1.0 million, or $.15 per share on an after-tax basis, of legal, consulting and other costs relating to the City of Nashua's ongoing eminent domain efforts. Ms. McCarthy pointed out that none of the eminent domain costs relating to the City of Nashua's efforts has been charged or allocated to the Company's three utilities.

The utilities' combined operating income for the first quarter increased to $226,000, or more than 150% over the same period in 2005. Consolidated revenues for the first quarter of 2006 were $5.1 million, representing a 6% increase over the same quarter in 2005. The combined revenues of the Company's three utilities also increased 6% from $4.3 million in the first quarter of 2005 to $4.6 million for the quarter ended March 31, 2006. The increase in revenues was due primarily to rate relief approved by the New Hampshire Public Utilities Commission (NHPUC) and implemented by the Company's two largest regulated subsidiaries, Pennichuck Water Works, Inc., and Pennichuck East Utility, Inc. since March 31, 2005. In addition, the Company experienced 2.1% combined utility customer growth during the twelve months ended March 31, 2006, resulting in a total combined customer base of approximately 31,000 at March 31, 2006. Ms. McCarthy said "during the first quarter of 2006, the Company has seen improved operating results which can be attributed to rate relief, customer growth and continued management of operating expenses".

The Company's non-regulated water service business generated revenues of $511,000 for the three months ended March 31, 2006 which was consistent with prior year revenues. The non-regulated water service business activities include providing contract operations and maintenance, water testing and billing services to two municipalities as well as a number of small, privately owned community water systems. During the first quarter of 2006, the non-regulated water service business commenced providing water services to a third municipality (the Town of Barnstable) for a two year period. The Company anticipates additional annualized revenues from Barnstable to be in the range of $150,000 to $200,000.

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Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in southern and central New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company's real estate operations are involved in the ownership, management and development of real estate in the greater Nashua, New Hampshire areas.

Pennichuck Corporation's common stock trades on the Nasdaq Stock Exchange under the symbol "PNNW". The Company's website is at www.pennichuck.com.

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, timing and results of eminent domain proceedings before the NHPUC, and the impact thereof on consolidated business operations; timing and amount of regulated water utility rate relief; changes in general economic conditions, legislation or regulation and accounting factors affecting Pennichuck Corporation's financial condition and results of operations; and, the impact of weather. Investors are encouraged to access Pennichuck Corporation's annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation's forward-looking statements.

Pennichuck Corporation
Comparative Operating Results

Quarter Ended March 31:	2006	2005

Consolidated Revenues	$5,140,000	$4,855,000

Utility Operating Income	$226,000	$84,000

Net Loss	$(707,000)	$(460,000)

Earnings per Share:
Basic	$(.17)	$(.14)
Diluted	$(.17)	$(.14)

Average Shares Outstanding:
Basic	4,191,273	3,218,859
Diluted	4,191,273	3,218,859

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